UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-37652

Biodexa Pharmaceuticals PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 8, 2026, Biodexa Pharmaceuticals PLC (the “Company”) announced a ratio change of its American Depositary Shares (“ADSs”) from one (1) ADS representing fifty (50) of its ordinary shares, to a new ratio of one (1) ADS representing four hundred (400) ordinary shares (the “Ratio Change”). The effective date of the Ratio Change is expected to be on or about October 26, 2026.

Pursuant to the Ratio Change, ADS holders will be required on a mandatory basis to surrender their ADSs for cancellation and exchange to receive one (1) new ADS (New CUSIP: 59564R864) for every eight (8) old ADSs (Old CUSIP: 59564R872). No fractional ADSs will be allocated. The aggregate fractions, if any, will be sold and the net proceeds will be distributed to the entitled ADS holder. The Company's Depositary, JPMorgan Chase Bank, N.A. will contact ADS holders and arrange for the exchange of their existing ADSs for new ADSs.

For ADS holders, the Ratio Change will have the same effect as a one-for-eight reverse ADS split. The ordinary shares of the Company will not be affected by this change.

The information in this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-209365) and Form F-3 (File No. 333-290554) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biodexa Pharmaceuticals PLC

Date: October 8, 2026	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer